

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2013

Via E-mail
Mr. Samuel Shen
Chief Financial Officer
China HGS Real Estate Inc.
6 Xinghan Road, 19th Floor, Hanzhong City
Shaanxi Province, PRC 723000

>   **Re: China HGS Real Estate Inc.**
>   **Form 10-K/A for the Fiscal Year Ended September 30, 2012**
>   **Filed December 28, 2012**
>   **File No. 001-34864**

Dear Mr. Shen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 35

1.   We note that you have entered into a development agreement with the local government in which you have agreed to prepay $18.9 million of development costs in exchange for the right to acquire land use rights through public auction, and that you have funded $3.2 million to date. Given your current cash balance and history of negative operating cash outflows, please address how you intend to fund amounts due under this development agreement. Additionally, in your response to us, please clarify how the public bidding process works, and if it is possible that you will not be able to acquire this property as a result of the public bidding.

Note 2. Summary of Significant Accounting Policies, page 47

Real estate property development completed and under development, page 50

2.   We note that you classify real estate property as short-term or long-term. Please include a discussion of your accounting policy as it relates to this classification, including how you define short-term and long-term and significant management assumptions used to evaluate the classification of each property.

Note 12. Taxes – (C) Land appreciation tax ("LAT"), page 59

3.   We note your disclosure that you are subject to land appreciation tax based on progressive rates ranging from 30-60% of the proceeds of sales of properties less deductible expenditures, subject to certain thresholds, but that the local taxing authority has instead levied the tax at .5% to 1% of total cash receipts, rather than according to the progressive rates. Please tell us to what extent it is reasonably possible that you could be required to pay the progressive rates on past sales at some point in the future, and quantify the difference between the tax due at the progressive rates and the tax paid at the lower fixed rates for your past property sales.

Note 4. Real Estate Property Completed and Under Development, page 55

4.   We note that you have a significant amount of completed real estate inventory on your balance sheet. Please include a discussion of how you evaluate the carrying value of this inventory for impairment, as well as an aging of the properties to highlight the approximate time from completion of construction to sale of the property.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Eric McPhee
Staff Accountant

cc: Vivien Bai (via E-mail)